SK Energy LLC	AMERICAN RESOURCES, INC.

Large Ring Energy, Inc. Shareholders Concerned with Decisions of the Board of Directors and Call for all Shareholders to Withhold Votes on all Directors.

HOUSTON, TX, November 19, 2020 /PRNewswire/-- American Resources, Inc., and SK Energy LLC, the investment vehicle of Dr. Simon Kukes, one of the largest shareholders of Ring Energy, Inc. (NYSE: REI), announced today that they are very concerned with the decisions of the Board of Directors of Ring Energy, Inc.

As a result of this concern, SK Energy and American Resources urge all Ring Energy shareholders to withhold votes on all members of Ring Energy's Board of Directors in the upcoming election.

In late October 2020 the Board of Directors of Ring Energy appears to have priced an offering of Ring Energy shares.  Individuals who purchased shares in this offering may have been led to believe that Ring Energy intended to close the sale of its Delaware Basin assets.

It appears that after the sale of Ring Energy shares in the offering was completed, Ring Energy announced in a press release dated October 30, 2020 that the sale of the Delaware Basin assets was not going to happen. Individuals who purchased stock in the offering may have lost money because they may have purchased with the expectation of a Delaware Basin asset sale that never happened.

Furthermore, the decision of Ring Energy to sell shares appears to have heavily diluted existing shareholders.

To the best of SK Energy’s and American Resources’ knowledge, no full investigation of the sale of Ring Energy shares in October 2020 has yet been conducted.

SK Energy and American Resources call upon each individual shareholder and institutional shareholder of Ring Energy to examine the actions of the Board of Directors with regard to the sale of Ring Energy shares in October 2020, and also call upon the proxy advisory firms to examine the actions of the Ring Energy Board of Directors.

SK Energy and American Resources are confident that, after a careful examination of the actions of the Ring Energy Board of Directors, others will conclude that a withhold vote on all directors is warranted.

About SK Energy LLC and Dr. Simon Kukes
SK Energy LLC is an investment company owned by Dr. Simon Kukes, a globally-renowned oil and gas industry executive. Dr. Kukes has held various positions over the years, including as President and CEO of Tyumen Oil Company (TNK) where he was involved in the ~$20 billion merger of TNK and British Petroleum to form TNK-BP in 2003, and as CEO Hess Corporation’s (NYSE: HES) Samara-Nafta subsidiary, where he was instrumental in the subsidiary’s $2.05 billion sale to Lukoil in 2013. He is also currently the largest shareholder, CEO and director of PEDEVCO Corp. (NYSE MKT: PED), an NYSE-listed oil and gas company active in the Permian and D-J Basins.

About American Resources, Inc.
American Resources, Inc. (“ARI”) is a Houston, Texas based oil and gas investment, development and operating company focused on acquisition of underexploited, distressed and/or undervalued oil and gas assets and companies where ARI believes its involvement can add value. ARI strives to maximize value through active management of assets and/or board level participation in its corporate investments.

About Ring Energy, Inc.
Founded in 2012, Ring Energy is a Midland, Texas-based oil and gas exploration, development and production company with current operations in the Permian Basin of West Texas and is recognized as the top producing oil basin in North America.

SOURCE: SK Energy LLC and American Resources, Inc.
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